DEPFA BANK

RECEIVED
2006 MAY -1 A 7:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

24 April 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Room 3616A
Washington DE 20549
USA

06012913

SUPPL

DEPFA File number: 082-34794

Dear Sirs,

Please find enclosed documents for filing from DEPFA BANK plc. for Q4 2005.

We enclose also a list of the documents and you should find that the documents themselves adhere to the order of this list.

Yours faithfully,

Hilary Costello
Legal Department
DEPFA BANK plc

PROCESSED
MAY 02 2006
THOMSON
FINANCIAL

DEPFA BANK plc
1 Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222
Fax +353 1 792-2211
info@depfa.com
www.depfa.com

RECEIVED
2006 MAY -1 A 7:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

24 April 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Room 3616A
Washington DE 20549
USA

DEPFA File number: 082-34794

Dear Sirs,

Please find enclosed documents for filing from DEPFA BANK plc. for Q4 2005.

We enclose also a list of the documents and you should find that the documents themselves adhere to the order of this list.

Yours faithfully,

Hilary Costello
Legal Department
DEPFA BANK plc

DEPFA BANK plc

FILINGS WITH THE IRISH STOCK EXCHANGE
Made in accordance with the listing rules of the Irish Stock Exchange

Date	*Document*
7 October 2005	Final Terms for the series 904 issue of EUR 20,000,000 Callable Range Accrual Notes due 7 October 2010 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0231517078)
13 October 2005	Final Terms for the series 911 issue of EUR 20,000,000 Callable Range Accrual Notes due 13 October 2010 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0232147925)
13 October 2005	Final Terms for the series 905 issue of ISK 3,000,000,000 Fixed Rate Notes due 16 April 2007 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0231686345)
17 October 2005	Final Terms for the series 803 issue of MXN 500,000,000 Zero Coupon Instruments due 15 June 2015 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0221027377)
17 October 2005	Final Terms for the series 808 issue of TRY 150,000,000 Zero Coupon Instruments due 23 June 2020 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0221762932)
28 October 2005	Final Terms for the series 915 issue of JPY 1,000,000,000 Floating Rate Notes due 19 October 2010 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0232339167)
28 October 2005	Final Terms for the series 916 issue of USD 15,000,000 Callable Zero Coupon Instruments due 28 October 2035 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0233375095)

FILINGS WITH THE COMPANIES REGISTRATION OFFICE AND DOCUMENTATION SENT TO SHAREHOLDERS

Made in accordance with the Irish Companies Acts 1963-2005

Date	*Document*
October 2005	Investor Presentation of 3rd Quarter Results

COMPANY RELEASES

Made in accordance with the listing rules of the Frankfurt Stock Exchange and under German Securities Law

Date	*Document*
2 November 2005	Ad hoc statement according to §15 German securities law DEPFA BANK´s net profit in Q3 set to fulfil full year 2005 target

MTN 731

Final Terms dated 7 October 2005 **Series Number 904**

DEPFA BANK plc
DEPFA ACS BANK

Issue of EUR 20,000,000 Callable Range Accrual Instruments due October 2010 under the **€25,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus as so supplemented. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, No 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at No 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK plc
2.	(i)	Series Number:	904
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Euro ("**EUR**")
4.		Aggregate Nominal Amount:	EUR 20,000,000
	(i)	Series:	EUR 20,000,000
	(ii)	Tranche:	EUR 20,000,000
5.		Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6.		Specified Denominations:	EUR 50,000
7.	(i)	Issue Date:	7 October, 2005
	(ii)	Interest Commencement Date	Issue Date
8.		Maturity Date:	Interest Payment Date falling in or nearest to October, 2010 or the Optional Redemption Date (as the case may be)

9.	Interest Basis:		Floating Rate (further particulars specified below in item 17)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Issuer Call (further particulars specified below)
13.	(i)	Status of the Instruments:	Senior, unsecured, unsubordinated
	(ii)	Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**		Not Applicable
16.	**Floating Rate Instrument Provisions**		Applicable
	(i)	Specified Period(s)	Condition 2(a) applies The initial Interest Period shall commence from (and including) 7 October, 2005 to (but excluding) 7 January, 2006
	(ii)	Specified Interest Payment Dates:	Interest on the Instruments shall be payable quarterly, in arrear, on 7th January, 7th April, 7th July and 7th October in each year from and including 7 January, 2006 up to and including 7 October, 2010 or the Optional Redemption Date (as the case may be)
	(iii)	Business Day Convention:	Not Applicable
	(iv)	Business Centre(s):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	The Rate of Interest for each Interest Period shall be determined by the Calculation Agent in accordance with the following formula: 3.90 per cent. per annum x (n/N) subject to item 16(x)

Where:

"n" is the total number of Business Days in the relevant Interest Period on which the Reference Rate (as defined below) is within the Relevant Range (as defined below)

"N" is the actual number of Business Days from and including the Interest Period start date to and including the Interest Period end date.

"Relevant Range" means:

Interest Period	Relevant Range
For each Interest Period in the period from (and including) 7 October, 2005 up to (but excluding) 7 October, 2006	The Reference Rate must remain at a level which is less than or equal to 2.75 per cent. per annum and greater than zero per cent. per annum
For each Interest Period in the period from (and including) 7 October, 2006 up to (but excluding) 7 October, 2007	The Reference Rate must remain at a level which is less than or equal to 3.25 per cent. per annum and greater than zero per cent. per annum
For each Interest Period in the period from (and including) 7 October, 2007 up to (but excluding) 7 October, 2008	The Reference Rate must remain at a level which is less than or equal to 3.75 per cent. per annum and greater than zero per cent. per annum
For each Interest Period in the period from (and including) 7 October, 2008 up to (but excluding) 7 October, 2009	The Reference Rate must remain at a level which is less than or equal to 4.25 per cent. per annum and greater than zero per cent. per annum
For each Interest Period in the period from (and including) 7 October, 2009 up to (but excluding) 7 October, 2010	The Reference Rate must remain at a level which is less than or equal to 4.75 per cent. per annum and greater than zero per cent. per annum

"Reference Rate" means 3 month EURIBOR

"3 month EURIBOR" means the rate for deposits in EUR for a period of three months appearing on Moneyline Telerate Page 248 as of 11.00 a.m., Brussels time on each Business Day within the relevant Interest Period. If Moneyline Telerate Page 248 is cancelled or unavailable or such rate is not available, the method of calculation shall be determined by the Calculation Agent in its sole discretion.

The Reference Rate on the seventh (7th) Business Day prior to the end of the relevant Interest Period will be the applicable Reference Rate for each of the following Business Days up to and including the last day of the relevant Interest Period.

"Business Day" shall mean a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open.

(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	**"Calculation Agent"** shall be Merrill Lynch Capital Services, Inc The Calculation Agent shall act as an independent expert and not as an agent for the Issuer or the Noteholders. All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained by the Calculation Agent shall, in the absence of manifest error, wilful default or bad faith, be final and conclusive and binding on the Issuer, the Calculation Agent, the Paying Agents and all Noteholders and Couponholders; and in the absence of the aforesaid manifest error, wilful default or bad faith, no liability to the Noteholders, Couponholders, the Issuer, or the Paying Agents shall attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to

			the Conditions in relation to such determinations.
	(vii)	Screen Rate Determination:	Not Applicable
	(viii)	ISDA Determination:	Not Applicable
	(ix)	Margin(s):	Not Applicable
	(x)	Minimum Rate of Interest:	Zero per cent per annum
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:	30/360
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	Each Interest Period shall be unadjusted for the purpose of calculating the Interest Amount payable in respect of the principal amount of each Specified Denomination.
17.	**Zero Coupon Instrument Provisions**		Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**		Not Applicable
19.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	The Issuer may, having given irrevocable notice to the Noteholders, in accordance with Condition 15, redeem the Instruments in whole, but not in part, on any Specified Interest Payment Date from and including 7 April, 2006 up to and including 7 July, 2010 (each an **"Optional Redemption Date"**) at the Optional Redemption Amount.
	(ii)	Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s):	EUR 50,000 per Instrument of EUR 50,000 specified denomination

(iii)	If redeemable in part:	Not Applicable
	(a) Minimum Redemption Amount:	Not Applicable
	(b) Maximum Redemption Amount:	Not Applicable
(iv)	Notice period:	Not less than five (5) Business Days prior to the relevant Optional Redemption Date.

21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	EUR 50,000 per Instrument of EUR 50,000 specified denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument exchangeable for Definitive Instruments on 40 days' notice in the limited circumstances specified in the Permanent Global Instrument
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Condition 11(g) applies - None
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No

27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:		Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:		Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
30.	Consolidation provisions:		The provisions of Condition 19 apply
31.		Other final terms:	Not Applicable
32.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name and address of Dealer:	Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ
34.		Total commission and concession:	None
35.		Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Irish Stock Exchange with effect from 7 October, 2005
(iii) Estimate of total expenses related to admission to trading	€1,250

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	EUR 20,000,000
(ii)	Estimate of total expenses related to the admission to trading:	€1,250

5. **YIELD**

Indication of yield:	Not Applicable

6. **HISTORIC INTEREST RATES**

Details of historic 3 month EURIBOR rates can be obtained from Moneyline Telerate Page 248. See Annex 1 for historic rates.

7. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND**

ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

8. **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS0231517078
Common Code:	023151707
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Euroclear and Clearstream.
Delivery:	Delivery against payment
Fiscal Agent/German Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

MTN 736

Final Terms dated 11 October 2005

DEPFA BANK plc
DEPFA ACS BANK
Issue of EUR 20,000,000 Callable Accrual Range Notes due 13 October 2010
under the
€25,000,000,000
Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus [as so supplemented]. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street,, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	Issuer:	DEPFA BANK plc
2.	Series Number:	911
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount:	EUR 20,000,000
5.	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:	EUR 50,000
7.	(i) Issue Date:	13 October 2005
	(ii) Interest Commencement Date	13 October 2005
8.	Maturity Date:	13 October 2010
9.	Interest Basis:	Index Linked Interest (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Put/Call Options:	Issuer Call (further particulars specified below)
13. (i)	Status of the Instruments:	Senior, Unsecured and Unsubordinated
(ii)	Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Applicable
	(i) Index/Formula/other variable:	The Instruments shall bear interest at a percentage rate per annum, calculated as per the formula set out below: 4.20 % x n/N where: "n" is the number of calendar days in the Interest Period where the Index is fixed within the Accrual Range, and "N" is the total number of calendar days in the Interest Period For any non-Business Day in any Interest Period, Index observation for the immediately preceding Business Day will apply. No interest will accrue on those days on which the Index is fixed (or is deemed to have been fixed) outside the Accrual Range.

Accrual Range means:

1st Year:	0%-2.75% (inclusive)
2nd Year:	0%-3.25% (inclusive)
3rd Year:	0%-3.75% (inclusive)
4th Year:	0%-4.25% (inclusive)
5th Year:	0%-4.75% (inclusive)

Index is the 3 month EUR EURIBOR rate, 3 month EUR EURIBOR will be determined as per Telerate Page 248 at or around 11.00 a.m. Brussels time; the Index fixed 2 Business Days prior to a Specified Interest Payment Date will be taken as the reference until the Specified Interest Payment Date.

(ii)	Calculation Agent responsible for calculating the interest due:	Barclays Bank PLC
(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	The Coupon will be determined as set out in 18. (i) above.
(iv)	Determination Date(s):	The second Business Day prior to the relevant Specified Interest Payment Date
(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	If the 3 month EUR EURIBOR is not published, the Calculation Agent will determine the Coupon in its discretion in accordance with market practice.
(vi)	Interest or calculation period(s):	3 months
(vii)	Specified Interest Payment Dates:	Interest is payable quarterly in arrear on every 13 January, 13 April, 13 July and 13 October, commencing from and including 13 January 2006 up to and including the Maturity Date
(viii)	Business Day Convention:	Following Business Day Convention
(ix)	Additional Business Centre(s):	TARGET
(x)	Minimum Rate/Amount of Interest:	0.00 per cent. per annum
(xi)	Maximum Rate/Amount of	Not Applicable

		Interest:	
	(xii)	Day Count Fraction:	The applicable Day Count Fraction for the calculation of Interest will be 30/360, unadjusted.
19.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	The issuer has the right to call the Notes in whole (but not in part) at par quarterly on each Interest Payment Date commencing from and including 13 April 2006, giving 5 TARGET Business days prior notice.
	(ii)	Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s):	EUR 50,000 per Instrument of EUR 50,000 Specified Denomination
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	Not Applicable
		(b) Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	5 Business days
21.	**Put Option**		Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	EUR 50,000 per Instrument of EUR 50,000 specified denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	EUR 50,000 per Instrument of EUR 50,000 specified denomination plus accrued interest (if any)

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	Other final terms:	Not Applicable
32.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of [Subscription] Agreement:	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
33.	If non-syndicated, name and address of Dealer:	Barclays Bank PLC 5 The North Colonnade Canary Wharf

		London E14 4BB United Kingdom
34.	Total commission and concession:	0.00 per cent. of the Aggregate Nominal Amount
35.	Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the regulated market of the Irish Stock Exchange with effect from 13 October 2005.
(iii) Estimate of total expenses related to admission to trading	€1,250

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	EUR 20,000,000

(ii) Estimate of total expenses related to the admission to trading:	€1,250

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Not Applicable

6. **HISTORIC INTEREST RATES**

Not Applicable

7. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS0232147925
Common Code:	023214792
German Securities Code (WKN):	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

RECEIVED
2006 MAY -1 A 7:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MJN 732

EXECUTION COPY

Final Terms dated 11 October 2005

DEPFA BANK plc

Issue of ISK 3,000,000,000 8.25 per cent. Instruments due 16 April 2007
under the €25,000,000,000 Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, No. 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at No. 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	Issuer:		DEPFA BANK plc
2.	(i)	Series Number:	905
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Icelandic Krona ("**ISK**")
4.	Aggregate Nominal Amount:		ISK 3,000,000,000
	(i)	Series:	ISK 3,000,000,000
	(ii)	Tranche:	ISK 3,000,000,000
5.	Issue Price:		100.675 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:		ISK 100,000
7.	(i)	Issue Date:	13 October 2005
	(ii)	Interest Commencement Date:	13 October 2005
8.	Maturity Date:		16 April 2007
9.	Interest Basis:		8.25 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/		Not Applicable

	Payment Basis:	
12.	Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior, unsecured and unsubordinated
	(ii) Date Board approval for issuance of Instruments obtained:	5 October 2005
14.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate(s) of Interest:	8.25 per cent. per annum payable annually in arrear.
	(ii) Interest Payment Date(s):	16 April in each year commencing 16 April 2006 and ending on the Maturity Date. There will be a short first coupon in respect of the period from, and including, the Issue Date to, but excluding, 16 April 2006.
	(iii) Fixed Coupon Amount(s):	ISK 8,250 per ISK 100,000 in Nominal Amount payable on the Maturity Date.
	(iv) Broken Amount(s):	ISK 4,181.51 per ISK 100,000 in Nominal Amount payable on the Interest Payment Date falling in April 2006.
	(v) Day Count Fraction:	Actual/Actual (ISMA)
	(vi) Determination Dates:	16 April in each year.
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Final Redemption Amount of each Instrument**	ISK 100,000 per Instrument of ISK 100,000 Specified Denomination

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	Form of Instruments:	Bearer Instruments Temporary Global Instrument which is exchangeable for a Permanent Global Instrument.
23.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Reykjavik, TARGET, London
24.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
25.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
26.	Consolidation provisions:	The provisions in Condition 19 apply
27.	Other final terms:	Not Applicable

DISTRIBUTION

28.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB ISK 2,500,000,000 Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB

		ISK 500,000,000
	(ii) Date of Subscription Agreement:	11 October 2005
	(iii) Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
29.	If non-syndicated, name and address of Dealer:	Not Applicable
30.	Total commission and concession:	1.125 per cent. of the Aggregate Nominal Amount
31.	Additional selling restrictions:	Iceland Each Manager has agreed that it will not offer Instruments to the public in Iceland, except in compliance with the Icelandic Act on Securities Transactions (No.33/2003) and any applicable laws or regulations in Iceland.

PART B - OTHER INFORMATION

1. **LISTING**

(i)	Listing:	Irish Stock Exchange
(ii)	Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Irish Stock Exchange with effect from 13 October 2005.
(iii)	Estimate of total expenses related to the admission to trading:	EUR 1,250

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmarktaufsicht (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	ISK 2,984,500,000
(ii)	Estimate of total expenses related to the admission to trading:	EUR 1,250

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield:	7.812 per cent. annual As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicable

7. ***Index-Linked or other variable-linked Instruments only*** **– PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **OPERATIONAL INFORMATION**

ISIN Code:	XS0231686345
Common Code:	023168634
CUSIP:	Not Applicable
German Securities Code (WKN):	A0GGKR
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery free of payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

[Duly authorised]

Nicholas Pfeifer
Head of Legal
Managing Director
DEPFA BANK plc

Final Terms dated 10 October 2005

DEPFA BANK plc
DEPFA ACS BANK
Issue of MXN 500,000,000 Zero Coupon Instruments due 15 June 2015
to be consolidated and form a single series with the MXN 850,000,000 Zero Coupon Instruments due 15 June 2015 issued on 15 June 2005 ("Tranche 1") and the MXN 350,000,000 Zero Coupon Instruments due 15 June 2015 issued on 29 June 2005 ("Tranche 2") and the MXN 500,000,000 Zero Coupon Instruments due 15 June 2015 issued on 11 July 2005 ("Tranche 3") and the MXN 500,000,000 Zero Coupon Instruments due 15 June 2015 issued on 11 July 2005 ("Tranche 4") and the MXN 500,000,000 Zero Coupon Instruments due 15 June 2015 issued on 19 September 2005 ("Tranche 5") and the MXN 1,500,000,000 Zero Coupon Instruments due 15 June 2015 issued on 22 September 2005 ("Tranche 6") and the MXN 1,250,000,000 Zero Coupon Instruments due 2015 issued on 28 September 2005 ("Tranche 7")
under the
€25,000,000,000
Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Information Memorandum dated 30 July 2004, provided that references in such Conditions to a Pricing Supplement shall be deemed to be references to this document. This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Prospectus dated 1 July 2005, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Information Memorandum dated 30 July 2004 and are attached hereto. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Information Memorandum dated 30 July 2004 and the Prospectus dated 1 July 2005. Such Information Memorandum and Prospectus are available for viewing at the registered office of the Issuer at 1 Commons Street, Dublin 1, Ireland and at www.depfa.com and copies may be obtained from The Company Secretary, DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland.

1.	(i)	Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	803
	(ii)	Tranche Number: (If fungible with an existing Series, details of that Series, including the date on which the Instruments become fungible).	8
3.	Specified Currency or Currencies:		Mexican Pesos ("**MXN**")

4.	Aggregate Nominal Amount:	
	(i) Series:	MXN 5,450,000,000
	(ii) Tranche:	MXN 500,000,000
5.	Issue Price:	38.18 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	MXN 1,000,000
7.	(i) Issue Date:	17 October 2005
	(ii) Interest Commencement Date	15 June 2005
8.	Maturity Date:	15 June 2015
9.	Interest Basis:	Zero Coupon
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Senior, unsecured, unsubordinated
	(ii) Date of Board approval for issuance of ACS Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Applicable
	(i) Accrual Yield:	10.4148546 per cent per annum
	(ii) Reference Price:	38.1800 per cent. of the Aggregate Nominal Amount
	(iii) Any other formula/basis of determining amount payable:	The Day Count Fraction is 30/360. The Following Business Day Convention, unadjusted, is applicable.
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable

19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	MXN 1,000,000 per Instrument of MXN 1,000,000 Specified Denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	MXN 1,000,000 per Instrument of MXN 1,000,000 Specified Denomination

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments:

		Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument. The Issuer may from time to time, without the consent of the Instrumentholders, create and issue further instruments having the same terms and conditions as the Instruments (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Instruments. If any further Instruments are issued prior to the exchange of the Temporary Global Instrument evidencing the Instruments for interests in a Permanent Global Instrument, the date for the exchange of the Temporary Global Instrument for interests in the Permanent Global Instrument (the "**Exchange Date**") may be extended, without the consent of the Instrumentholders, to coincide with the applicable Exchange Date for such further issue
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Mexico City and TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable

29.	Redenomination, renominalisation and reconventioning provisions:		The provisions in Condition 23 apply
30.	Consolidation provisions:		The provisions in Condition 14 apply
31.		Other final terms:	Not Applicable
32.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name and address of Dealer:	Morgan Stanley & Co. International Limited 25 Cabot Square Canary Wharf London E14 4QW
34.		Total commission and concession:	None
35.		Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for Tranche 1 and Tranche 2 to be admitted to trading on the Irish Stock Exchange with effect from 15 June 2005 and 29 June 2005 respectively, for Tranche 3 and Tranche 4 to be admitted to trading on the Irish Stock Exchange with effect from 11 July 2005, for Tranche 5 to be admitted to trading on the Irish Stock Exchange with effect from 19 September 2005, for Tranche 6 to be admitted to trading on the Irish Stock Exchange with effect from 22 September 2005, for Tranche 7 to be admitted to trading on the Irish Stock Exchange with effect from 28 September 2005 and for Tranche 8 to be admitted to trading on the Irish Stock Exchange

with effect from 17 October 2005.

2. **RATINGS**

Ratings: Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands); The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i) Estimated net proceeds: MXN 192,202,477

(ii) Estimate of total expenses related to the admission to trading: €1,250

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Not Applicable

6. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicable.

7. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. OPERATIONAL INFORMATION

ISIN Code:	The temporary ISIN Code for Tranche 5, Tranche 6, Tranche 7 and Tranche 8 is XS0229844625. After the Temporary Global Instrument is exchanged for the Permanent Global Instrument, the ISIN Code will be XS0221027377
Common Code:	The temporary Common Code for Tranche 5, Tranche 6, Tranche 7 and Tranche 8 is 0229844625. After the Temporary Global Instrument is exchanged for the Permanent Global Instrument, the Common Code will be 022102737
German Securities Code (WKN):	The temporary German Securities Code (*WKN*) for Tranche 5, Tranche 6, Tranche 7 and Tranche 8 is A0GFK5. After the Temporary Global Instrument is exchanged for the Permanent Global Instrument, the German Securities Code (*WKN*) will be AOE5J6
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

MTN 669.3

EXECUTION COPY

Final Terms dated 17 October 2005

DEPFA BANK plc
DEPFA ACS BANK
Issue of TRY 150,000,000 Zero Coupon Instruments due 23 June 2020 to be consolidated and form a single series with the TRY 125,000,000 Zero Coupon Instruments due 23 June 2020 issued on 23 June 2005 ("Tranche 1") and the TRY 150,000,000 Zero Coupon Instruments due 23 June 2020 issued on 29 June 2005 ("Tranche 2") under the €25,000,000,000 Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Information Memorandum dated 30 July 2004, provided that references in such Conditions to a Pricing Supplement shall be deemed to be references to this document. This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Prospectus dated 1 July 2005 and the Supplemental Prospectus dated 8 August 2005, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Information Memorandum dated 30 July 2004 and are attached hereto. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Information Memorandum dated 30 July 2004 and the Prospectus dated 1 July 2005 as so supplemented. Such Information Memorandum and Prospectus are available for viewing at the registered office of the Issuer at 1 Commons Street, Dublin 1, Ireland and at www.depfa.com and copies may be obtained from The Company Secretary at, DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland.

1.	(i)	Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	808
	(ii)	Tranche Number: (If fungible with an existing Series, details of that Series, including the date on which the Instruments become fungible).	3
3.		Specified Currency or Currencies:	New Turkish Lira ("**TRY**")
4.		Aggregate Nominal Amount:	
	(i)	Series:	TRY 425,000,000
	(ii)	Tranche:	TRY 150,000,000
5.		Issue Price:	25.77 per cent. of the Aggregate Nominal Amount
6.		Specified Denominations:	TRY 100,000

7.	(i)	Issue Date:	17 October 2005
	(ii)	Interest Commencement Date	23 June 2005
8.	Maturity Date:		23 June 2020
9.	Interest Basis:		Zero Coupon
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable
13.	(i)	Status of the Instruments:	Senior, unsecured, unsubordinated
	(ii)	Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**		Not Applicable
16.	**Floating Rate Instrument Provisions**		Not Applicable
17.	**Zero Coupon Instrument Provisions**		Applicable
	(i)	Accrual Yield:	9.7648872 per cent. per annum
	(ii)	Reference Price:	25.77 per cent. of the Aggregate Nominal Amount
	(iii)	Any other formula/basis of determining amount payable:	The Day Count Fraction is 30/360. The following Business Day Convention, unadjusted, is applicable.
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**		Not Applicable
19.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**	TRY 100,000 per Instrument of TRY 100,000 specified denomination
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Determined in accordance with Condition 10(g)

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument. The Issuer may from time to time, without the consent of the Instrumentholders, create and issue further instruments having the same terms and conditions as the Instruments (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Instruments. If any further Instruments are issued prior to the exchange of the Temporary Global Instrument evidencing the Instruments for interests in a Permanent Global Instrument, the date for the exchange of the Temporary Global Instrument for interests in the Permanent Global Instrument (the "**Exchange Date**") may be extended, without the consent of the Instrumentholders, to coincide with the applicable Exchange Date for such further issue
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, Istanbul and TARGET

26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	The provisions in Condition 23 apply
30.	Consolidation provisions:	Not Applicable
31.	Other final terms:	Condition 10(i) shall be disapplied in its entirety and replaced with the following: "(i) *Cancellation*: All unmatured Instruments so redeemed or purchased by the Issuer or any of its Subsidiaries and any unmatured Coupons attached to or surrendered with them shall be cancelled forthwith and may not be reissued or resold."
32.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of Subscription Agreement:	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
33.	If non-syndicated, name and address of Dealer:	Morgan Stanley & Co. International Limited 25 Cabot Square Canary Wharf London E14 4QW
34.	Total commission and	Not Applicable

concession:

35. Additional selling restrictions: **Turkey**

Each Manager represents and agrees that it has not and will not offer or sell any Instruments, directly or indirectly, in the Republic of Turkey or to any person or corporate or other resident in the Republic of Turkey except in accordance with the applicable laws and regulations of the Republic of Turkey in force from time to time

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for Tranche 1 and Tranche 2 to be admitted to trading on the Irish Stock Exchange with effect from 23 June 2005 and 29 June 2005 respectively and for Tranche 3 to be admitted to trading on the Irish Stock Exchange with effect from 17 October 2005

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands); The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i) Estimated net proceeds: TRY 38,226,593.10

(ii) Estimate of total expenses related to the admission to trading: € 1,250

5. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield: Not Applicable

6. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicable

7. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	The temporary ISIN Code is XS0231965145. After the Temporary Global Instrument is exchanged for the Permanent Global Instrument, the ISIN Code will be XS0221762932
Common Code:	The temporary Common Code is 0231965145. After the Temporary Global Instrument is exchanged for the Permanent Global Instrument, the Common Code will be 022176293
German Securities Code (*WKN*):	The temporary German Securities Code (*WKN*) is A0GGUU. After the Temporary Global Instrument is exchanged for the Permanent Global Instrument, the German Securities Code (*WKN*) will be AOE5WQ
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment

Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

MTN 739

Final Terms dated 14 October 2005

DEPFA BANK plc
DEPFA ACS BANK

Issue of JPY 1,000,000,000 Floating Rate Notes due 19 October 2010
under the **€25,000,000,000 Programme for the Issuance of Debt Instruments**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus [as so supplemented]. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street,, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.		Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	915
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Japanese Yen ("JPY")
4.	Aggregate Nominal Amount:		
	(i)	Series:	JPY 1,000,000,000
	(ii)	Tranche:	JPY 1,000,000,000
5.	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6.	Specified Denominations:		JPY 10,000,000
7.	(i)	Issue Date:	19 October 2005
	(ii)	Interest Commencement Date	19 October 2005
8.	Maturity Date:		Interest Payment Date falling in October 2010
9.	Interest Basis:		LIBOR +/– 0.0 % Floating Rate (further particulars specified below)

10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Instruments:	Senior, unsecured, unsubordinated
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Applicable
(i)	Specified Period(s)	Not Applicable
(ii)	Specified Interest Payment Dates:	Interest will be payable quarterly in arrears on 19 January, 19 April, 19 July and 19 October in each year, commencing on and including 19 October 2005, up to and including the Maturity Date, in each case subject to adjustment in accordance with the Business Day Convention below.
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s):	London, Tokyo and TARGET Settlement Day
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Agent]):	Not Applicable
(vii)	Screen Rate Determination:	
	– Reference Rate:	3 month JPY-LIBOR
	– Interest Determination Date(s):	2 (two) London Business Days prior to the start of each Interest Period (as of 11.00am London time).
	– Relevant Screen Page:	Reuters Screen Page LIBOR 01
(viii)	ISDA Determination:	

		– Floating Rate Option:	Not Applicable
		– Designated Maturity:	Not Applicable
		– Reset Date:	Not Applicable
	(ix)	Margin(s):	0.0 per cent per annum
	(x)	Minimum Rate of Interest:	0.0 per cent per annum
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:	Actual/360 ADJUSTED
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	Not Applicable
17.	**Zero Coupon Instrument Provisions**		Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**		Not Applicable
19.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22.	**Final Redemption Amount of each Instrument**		JPY 10,000,000 per Instrument of JPY 10,000,000 specified denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:		
	(i)	Index/Formula/variable:	Not Applicable
	(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Not Applicable
	(iii)	Provisions for determining Final Redemption Amount where	Not Applicable

		calculated by reference to Index and/or Formula and/or other variable:	
	(iv)	Determination Date(s):	Not Applicable
	(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Not Applicable
	(vi)	Payment Date:	Not Applicable
	(vii)	Minimum Final Redemption Amount:	Not Applicable
	(viii)	Maximum Final Redemption Amount:	Not Applicable
23.	**Early Redemption Amount**		
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):		Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, Tokyo and TARGET Settlement Day

26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):		No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]:		Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:		Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
30.	Consolidation provisions:		Not Applicable
31.	Other final terms:		Not Applicable

DISTRIBUTION

32.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of [Subscription] Agreement:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
33.		If non-syndicated, name and address of Dealer:	Commerzbank Aktiengesellschaft London Branch 60 Gracechurch Street London EC3V 0HR
34.		Total commission and concession:	Not Applicable
35.		Additional selling restrictions:	Not Applicable

PART [B] - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Irish Stock Exchange
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Irish Stock Exchange with effect from 19 October 2005.
(iii) Estimate of total expenses related to admission to trading	EUR 1,250

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. **ESTIMATED NET PROCEEDS**

(i)	Estimated net proceeds:	JPY 1,000,000,000
(ii)	Estimate of total expenses related to the admission to trading:	EUR 1,250

5. **[FIXED RATE INSTRUMENTS ONLY - YIELD**

Not Applicable

6. **[FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicable

7. *[Index-Linked or other variable-linked Instruments only* – **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8. **[Dual Currency Instruments only – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

ISIN Code:	XS0232339167
Common Code:	023233916
German Securities Code (WKN):	A0GGYC
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London Branch
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

MTN 740

Final Terms dated 26 October 2005

DEPFA BANK plc
DEPFA ACS BANK
Issue of **USD15,000,000 Callable Zero Coupon Instruments due 28 October 2035**
under the €25,000,000,000 Programme for the Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 1 July 2005 and the Supplemental Prospectus dated 8 August 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus [as so supplemented]. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street,, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

1.	(i)	Issuer:	DEPFA BANK PLC
2.	(i)	Series Number:	916
	(ii)	Tranche Number:	Not Applicable
3.	Specified Currency or Currencies:		United States Dollars ("USD").
4.	Aggregate Nominal Amount:		
	(i)	Series:	USD 15,000,000
	(ii)	Tranche:	Not Applicable
5.	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		USD 100,000 and USD 100,000 thereafter
7.	(i)	Issue Date:	28 October 2005
	(ii)	Interest Commencement Date	Issue Date

8.	Maturity Date:	28 October 2035, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention.
9.	Interest Basis:	Zero Coupon (further particulars specified below)
10.	Redemption/Payment Basis:	782.86003871 per cent.
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Issuer Call (further particulars specified below)
13.	(i) Status of the Instruments:	Senior,unsubordinated, unsecured
	(ii) Date Board approval for issuance of Instruments obtained:	Not Applicable
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Not Applicable
17.	**Zero Coupon Instrument Provisions**	Applicable
	(i) Accrual Yield:	7.10 per cent. per annum
	(ii) Reference Price:	100.00 per cent.
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
18.	**Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	The Issuer has the right to call the Instruments in whole on each Interest Payment Date from and including 28 October 2006 to and including 28 October

		2034 (each such date an "Optional Redemption Date"), subject to adjustment for payment only in accordance with the Modified Following Business Day Convention for which the relevant Business Days are London, New York and TARGET.
(ii)	Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s):	See Annex attached
(iii)	If redeemable in part:	
	(a) Minimum Redemption Amount:	Not Applicable
	(b) Maximum Redemption Amount:	Not Applicable
(iv)	Notice period:	Notice should be given not less than 5 Business Days prior to the relevant Optional Redemption Date.

21. **Put Option** — Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

22. **Final Redemption Amount of each Instrument** — 782.86003871 per cent., this equates to USD 117,429,005.81

23. **Early Redemption Amount**

Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24.	**Form of Instruments:**	Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, New York and TARGET
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature):	No
27.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
28.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	Other final terms:	Not Applicable
32.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of Subscription Agreement:	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
33.	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB

		England
34.	Total commission and concession:	Not Applicable
35.	Additional selling restrictions:	Not Applicable

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to trading on the Luxembourg Stock Exchange with effect from 28 October 2005.
(iii) Estimate of total expenses related to admission to trading	€ 6,700

2. **RATINGS**

Ratings:	Not Applicable

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. ESTIMATED NET PROCEEDS

(i)	Estimated net proceeds:	USD 15,000,000
(ii)	Estimate of total expenses related to the admission to trading:	€ 6,700

5. FIXED RATE INSTRUMENTS ONLY - YIELD

Indication of yield:	Not Applicable.

6. FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES

Not Applicable.

7. PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

8. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

9. OPERATIONAL INFORMATION

ISIN Code:	XS0233375095
Common Code:	023337509
German Securities Code (WKN):	Not Applicable.
Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable.
Delivery:	Delivery against payment
Fiscal Agent:	Deutsche Bank AG, London
Names and addresses of	Not Applicable

additional Paying Agent(s) (if any):

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised


Share Price Development June 2002 – April 2005
DEPFA
Euro Stoxx

DEPFA BANK plc
3rd Quarter 2005 Results

DEPFA BANK

DEPFA BANK: Dublin | Chicago | Copenhagen | Frankfurt | Hong Kong | London | Madrid | New York | Nicosia | Paris | Rome | San Francisco | Tokyo | Warsaw

Financials

Q3 2005 results

	Q3 2005	Q3 2004	Abs. Change	Change
	€ m	€ m	€ m	%
Net interest income incl. interest in trading result	97	110	-13	-11.8%
Net commission income	16	14	2	14.3%
Income from sale of assets	93	73	20	27.4%
Trading result	16	3	13	
Securities & derivatives trading	*16*	*-1*	17	
FAS 133 valuation effect	-	*4*		
Total revenues	**222**	**200**	**22**	**11.0%**
Personnel expenditure	-32	-26	-6	23.1%
Other administrative expenditure	-20	-12	-8	66.7%
Depreciation	-2	-3	1	-33.3%
Administrative expenditure	**-54**	**-41**	**-13**	**31.7%**
Other income and expenditure	-	-5		
Income before taxes	**168**	**154**	**14**	**9.1%**
Income & Deferred Tax	-38	-24	-14	58.3%
Income after income taxes	**130**	**130**	**0**	
Profit attributable to minority interests	-	-1		
Group net income	**130**	**129**	**1**	**0.8%**
Key ratios				
Cost/income ratio	24.3%	20.5%		
Earnings per share (based on number of shares issued, €)	0.37	0.37		
RoE after tax	24.6%	30.9%		
Key balance sheet items	**30.06.2005**	**31.12.2004**		
Public Sector Finance	172,293	152,802	19,491	12.8%
Equity	2,206	1,903	303	15.9%
Total assets	221,942	190,418	31,524	16.6%

Financials

Group quarterly p&l

	2005 € m			2004 € m				Change Q3 2005 vs. Q3	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	€ m	%
Net Interest Income	105	113	108	99	109	104	107	- 4	-3.7%
Net interest income incl. interest from trading derivatives	*97*	*106*	*112*	*106*	*110*	*104*	*107*	-13	*-11.8%*
Net Commission Income	16	12	10	11	14	20	21	2	14.3%
Income from Sale of Assets	93	292	35	179	73	8	97	20	27.4%
Trading Result	8	-203	40	-30	4	57	- 32	4	
of which from securities and derivatives	*16*	*-177*	*32*	*-11*	*- 1*	*66*	*- 42*	17	
of which derivatives valuation	*-*	*-19*	*4*	*-26*	*4*	*- 9*	*10*	-4	
of which interest	*-8*	*-7*	*4*	*7*	*1*	*-*	*-*	-9	
Total Revenues	**222**	**214**	**193**	**259**	**200**	**189**	**193**	**22**	**11.0%**
Personnel expenditure	-32	-31	-36	-28	-26	-24	-22	-6	23.1%
Other administrative expenditure	-20	-17	-15	-17	-12	-15	-11	-8	66.7%
Depreciation on fixed assets	-2	-3	-2	-1	-3	-2	-1	1	-33.3%
Administrative expenditure	**- 54**	**- 51**	**- 53**	**- 46**	**- 41**	**- 41**	**- 34**	**- 13**	**31.7%**
Other income/expenditure	-	1	5	-10	-5	-3	-	5	
Provision for loan losses	-	-	-	-			-	-	
Income before Taxes	**168**	**164**	**145**	**203**	**154**	**145**	**159**	**14**	**9.1%**
Income and deferred tax	-38	-38	-25	-45	-24	-16	-34	-14	58.3%
Income after income taxes	**130**	**126**	**120**	**158**	**130**	**129**	**125**	**-**	**0.0%**
Profit attributable to minority interests	-	-	-	-	- 1	- 1	-	1	
Group net income	**130**	**126**	**120**	**158**	**129**	**128**	**125**	**1**	**0.8%**

DEPFA BANK

Financials

9-month 2005 results

	9M 2005	9M 2004	Change € m	%
Net Interest Income	326	320	6	1.9%
Net interest income incl. interest from trading derivatives	*315*	*321*	*-6*	-1.9%
Net Commission Income	38	55	-17	-30.9%
Income from Sale of Assets	420	178	242	136.0%
Trading Result	-155	29	-184	
of which from securities and derivatives	*-129*	*23*	*-152*	
of which derivatives valuation	*-15*	*5*	*-20*	
of which interest	*-11*	*1*	*-12*	
Total Revenues	**629**	**582**	**47**	**8.1%**
Personnel expenditure	-99	-72	-27	37.5%
Other administrative expenditure	-52	-38	-14	36.8%
Depreciation on fixed assets	-7	-6	-1	16.7%
Administrative expenditure	**-158**	**-116**	**-42**	**36.2%**
Other income/expenditure	6	-8	14	
Provision for loan losses	-	-	-	
Income before Taxes	**477**	**458**	**19**	**4.1%**
Income and deferred tax	-101	-74	-27	36.5%
Income after income taxes	**376**	**384**	**-8**	**-2.1%**
Profit attributable to minority interests	-	-2	2	
Group net income	**376**	**382**	**-6**	**-1.6%**

DEPFA BANK

Financials

Financing volumes vs. asset sales



Compound quarterly growth rate: 4%
2005
2004
Q3
Q2
Q1
Q4
Q3
Q2
Q1
172.3
5.6
165.0
10.8
159.5
7.2
152.8
7.4
148.4
6.5
147.4
3.0
139.0
8.2
0
50
100
150
200
€ bn
Financing Volume (end of period)
Sales

Financials

Development in equity in Q3

€ m	Subscribed Capital	Capital Reserve	Retained Earnings	Unrealised gains/losses from marking-to-market of securities	Unrealised result from cash-flow hedges	Additional Pension Obligation	Total 2005
Balance at 30 June	**104**	**341**	**1.525**	**51**	**2**	**-6**	**2,017**
Group net income			130				130
Other comprehensive income				52			52
Comprehensive Income			**130**	**52**			**182**
Purchase of shares for compensation scheme							-
Share compensation cost	1	6					7
Balance at 30 September 2005	**105**	**347**	**1,655**	**103**	**2**	**-6**	**2,206**

DEPFA BANK

Financials

Development of public finance volume in Q3

	Drawn € m	Undrawn € m	Total Business Vol € m
Volume 30/06/05	164,963	15,095	**180,058**
New Commitments	14,206	5,317	**19,523**
Sales	- 5,638	-	**- 5,638**
Maturities and other	- 1,238	- 3,164	**- 4,402**
Finance Volume 30/9/2005	**172,293**	**17,248**	**189,541**

Financials

New public finance commitments (excl. infrastructure financing)



€ bn
2003
2004
2005
Q1
Q2
Q3
Q4
11.9
15.2
23.4
16.7
67.2
11.8
20.8
17.7
20.1
70.4
23.4
26.3
19.5
69.3
0
10
20
30
40
50
60
70
80

Financials

Differences between IFRS and US GAAP

9-month 2005 results

€ m	IFRS	US-GAAP	Remarks
Net interest Income (NII)	325	326	▪ Fee income from lending business > to NII (€ 8 m) ▪ Interest income on assets in trading book > to trading (€ 8 m)
Net commission income	6	38	▪ Fee income from lending business > to NII (€ 8 m) ▪ Premiums from options + credit derivatives > to trading (€ 24 m)
Income from sale of assets	420	420	
Trading result	-121	-155	▪ Premiums from options + credit derivatives > to trading (€ 24 m) ▪ Interest income on assets in trading book > to trading (€ 8 m)
Income before taxes	**478**	**477**	
Income and deferred tax	-101	-101	
Net income	**377**	**376**	

Financials

Summary

- Equity has more than doubled since 2002 to € 2.2 bn, ahead of initial forecasts due to consistently high levels of retained earnings
- Quality of revenues has remained consistently good, with the majority of income derived from the asset base via interest income or sales
- Increase in cost base essential for raising DEPFA's revenue and profit capacity, with new investments also deliberately targeted to tap into annuity based income sources


Share Price Development June 2002 – April 2005
DEPFA
Euro Stoxx
DEPFA

Business drivers

DEPFA BANK

DEPFA BANK: Dublin | Chicago | Copenhagen | Frankfurt | Hong Kong | London | Madrid | New York | Nicosia | Paris | Rome | San Francisco | Tokyo | Warsaw

Development of business model

Long Term Strategic Targets

Coverage of all financial
needs of public authorities worldwide

More mature company without
losing the entrepreneurial spirit

Most profitable public finance
institution

DEPFA BANK

Excellence in Client Relationship
Management

50% locked-in revenues /
50% variable revenues

Development of business model

Long Term Strategy

Current Status of Execution

- Diversification of product range
- Expansion of geographic reach
- Development of Client Relationship Management

Growth Drivers and Value Drivers

- Growth Drivers: products, geographic expansion, volumes, markets
- Value Drivers: franchise, funding, client relationship management, cross selling

Development of business model

Competitive advantage

- Focused and unique business model: DEPFA BANK is the only bank in the world that has a purely public sector client base

- Strong client relationships: Tailor made concepts, a broad product range, and a short decision making process make DEPFA BANK a preferred supplier of financial services to the public sector

- Low cost producing: Low administrative expenditure (cost income ratio of ca. 25%) and low funding costs (sub Euribor) are essential for successful public finance

Development of business model

Building a CRM framework

- Assess Customers' present and future value to DEPFA
  - Current P&L
  - Relationship status
  - Ability to cross-sell
  - Potential P&L
- Client segmentation into Tiers by geographical region

Public Sector Client Concentration



Cumulative % of Total Exposur
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1
101
201
301
401
501
601
701
801
901
1001
# of Public Sector Clients

Concentration Ratios	
Top 10 Clients	33%
Top 20 Clients	45%
Top 50 Clients	62%
Top 100 Clients	75%

Budget Financing

Products

Budget financing centres on large volume business with public sector entities at sovereign and sub-sovereign level

Syndicated Loans & Facilities

Private Placements (Loans & Bonds)

Structured Transactions

Financings via loans and bonds:

- **In different maturities**
- **In domestic and foreign currencies**
- **As "plain" or tailor-made "structured" products – created through the use of derivative instruments such as options and swaps**

Arranging

Underwriting

Distribution

DEPFA is also actively involved in syndication and distribution activities for both local and international debt issues for clients

Budget Financing

Market trends: Development of government financial balances

(Index based 2000 = 100)


160
150
140
130
120
110
100
2000
2001
2002
2003
2004
2005 F
2006 F
EU-25
United States
Japan

Source: European Commission

Budget Financing

Public Finance Portfolio

As per 30 June 2005



Germany 30%
Italy 15%
France 9%
Spain 8%
Austria 6%
USA 6%
Greece 5%
Great Britain 3%
Supranational 3%
Japan 3%
Canada 2%
Portugal 2%
Belgium 2%
Poland 1%
Sweden 1%
Switzerland 1%
The Netherlands 1%
Other 3%

Total financing volume € 165.0 bn

As per 30 September 2005



Germany 28%
Italy 16%
France 8%
Spain 7%
Austria 6%
USA 6%
Greece 5%
Great Britain 4%
Supranational 3%
Japan 3%
Canada 2%
Portugal 2%
Belgium 2%
Poland 2%
Sweden 1%
Other 5%

Total financing volume € 172.3 bn

Budget Financing

End-2003


North America, 4%
Japan, 6%
Nordic Region 4%
Western Europe, 86%

Total financing volume € 138.9 bn

09/2005


Japan, 3%
North America, 8%
Nordic Region 3%
Eastern Europe, 3%
Western Europe, 83%

Total financing volume € 172.3 bn

Budget Financing

Top 10 countries by new Commitments in Q3


€ bn
Top ten countries
6.0
5.0
4.0
3.0
2.0
1.0
0.0
5.6
4.2
3.9
1.0
0.9
0.7
0.6
0.5
0.4
0.3
Italy
USA
Germany
United Kingdom
Japan
France
Greece
Poland
Supranational
Denmark

DEPFA BANK

Funding

Funding: Benchmark Asset Covered Securities

Euromoney "Best Covered Bond Borrower 2005"

- The core elements of the DEPFA funding programme are:
  - A Dealer Group system which fosters strong sponsorship from the counterparties involved
  - Issuance of large, liquid benchmark transactions which position DEPFA as a swap proxy alongside KfW and EIB
  - Continue the development of a footprint in the US market – building a US$ curve and on-going investor marketing
  - Enhancing the ACS's position as a structured MTN issuer
  - Explicit marketing of DEPFA's MTN products to counterparties

Benchmark statement for 2005

Issuer:	DEPFA ACS BANK
Type:	Irish Asset Covered Securities
Rating:	Aaa/AAA/AAA
Prog. size:	min. EUR 8 billion per annum [EUR or USD]
Issue size:	min. EUR 3 billion, may be reduced to EUR 2 billion for 6-10-year maturities
	min. USD 1 billion
Taps:	No benchmark transaction will be tapped within 1-year of issue
Format:	Euro/144A
Maturity:	Benchmark maturities
Preparation:	Early communication and market-driven book-building
Frequency:	Timing, maturity and currency will depend on investor demand
Group:	Dedicated dealer group lead-manage the benchmark issues
Trading:	On dealers' agency desks to achieve similar liquidity
	On electronic platforms (Tradeweb, EuroMTS, EurexBonds)

Infrastructure Financing

SIZE OF NON-US INFRASTRUCTURE PROJECT FINANCE MARKET

Global Project Finance Market

(Excluding USA & Non-Investment Grade Countries)


USD bln
120
100
80
60
40
20
0
54
71
103
2002
2003
2004

In 2004, debt issuance in the global project finance market was USD145 billion, of which USD103 billion was in non-US investment grade markets

In 2004, global project finance volume was up by 45% over 2003, with over 50% growth in Europe

For the U.S., the American Society of Civil Engineers estimates that over US$1.6 trillion will be required to be spent over the next five years to prevent further deterioration of the nation's infrastructure

Infrastructure Financing

Country/sector breakdown

As per 30 September 2005


Germany 3.4%
France 6.2%
Canada 0.8%
Bulgaria 0.2%
Australia 1.2%
Croatia 1.7%
USA 3.0%
Hungary 1.6%
Iceland 0.7%
Ireland 2.9%
UK 32.1%
Italy 18.8%
Sweder 1.2%
Spain 5.0%
Japan 10.2%
Korea 2.4%
Portugal 8.0%
Poland 0.6%


Waste Mgmt. 2.12%
Water 2.32%
Bridges/Tunnels 2.21%
Toll Roads 14.98%
Hospital 13.78%
Schools 15.33%
Other Roads 28.62%
Rail/Metro 13.50%
Prisons 0.01%
Public Buildings 7.13%

Total Commitments: € 2.1 bn

DEPFA BANK

New Products

Financial Engineering

The opportunity:

Derivatives

- Capture more client side activity for financing arranged by DEPFA
- Help create structured / more attractive spreads on assets for clients looking to issue structured products
- Manage client flow through minimal VaR
- Build first class derivative / reinvestment business via clients, financial advisors, brokers and regional firms in the U.S.

Securitization

- Combine credit with structural appetite to source attractive assets

New Products

Advisory Services

Early in 2004 DEPFA Bank plc established a specialist London-based Advisory Services Group which provides strategic and transaction-related financial advice

Prime but not exclusive focus of the ASG is on activities relating to infrastructure and essential public services

2004 Key Mandates Awarded

PORTUGAL	KAZAKHSTAN	BULGARIA	LATVIA	CHINA
RAVE	City of Almaty	Municipal Bank	Ministry of Environment	Chang Chun Longhua Light Rail Transport Co., Ltd.
High Speed Train Network: Lisbon-Oporto and Lisbon-Madrid	Mass Rapid Transport System Hydroelectric Power Capacity	Advice on corporate strategy	Privatisation of waste collection, sorting, and disposal	Expansion of the Mass Rapid Transit Project

Regional Diversification in US

Focus of U.S. business

- Providing fee income, off balance sheet credit and liquidity support for tax-exempt variable rate debt issued by U.S. public entities.
- Purchasing taxable obligations of municipal issuers.
- Writing credit protection in the form of credit default swaps for U.S. public entities.
- Direct lending to public/private partnerships.

U.S. Activities

DEPFA's competitive advantages

- Speed and flexibility in credit approval process: all bids in response to RFP's are credit approved whereas competitors qualify bids with "subject to credit approval".

- Willingness to take on credit and liquidity facilities with long tenors (10 years or more).

- Appetite for large exposures to individual borrowers who prefer to negotiate with one bank.
  - Issuers prefer banks retaining exposure because future changes in documents would require participants approval. As a general rule, DEPFA does not sell down its transactions, allowing certain issuers to find comfort in this policy.
  - For longer term liquidity facilities, issuers like the certainty associated with the backing of variable rate bonds.

- Commitment to public finance business: DEPFA's clear specialization in public finance backed by a strong credit rating goes down well with participants in the public finance business field (issuers, financial advisors, investment banks) who are sensitive to exits from the business of many foreign and domestic banks.

- Awarded business more common where DEPFA is the third lowest bidder but the bid is won based on a preference to work with DEPFA and its sole commitment to public finance.

U.S. Activities

Development of total U.S. volumes (on and off-balance sheet)


€ bn
excluding maturities/asset sales
25
20
15
10
5
0
11.0
5.4
5.6
14.3
7.0
7.3
18.2
8.8
9.4
21.0
10.6
10.4
2004
Q1 2005
Q2 2005
Q3 2005
Off-balance sheet (liquidity/ credit support)
On-balance sheet (Munibond financing)

DEPFA BANK


Share Price Development June 2002 – April 2005
DEPFA
Euro Stoxx

DEPFA Group Basel II Project

DEPFA BANK

DEPFA BANK: Dublin I Chicago I Copenhagen I Frankfurt I Hong Kong I London I Madrid I New York I Nicosia I Paris I Rome I San Francisco I Tokyo I Warsaw

Basel II Impact

Basel II Methodologies

Standard Approach: Option 1
Bank and Local Authority risk weights based on external rating of Sovereign

Standard Approach: Option 2
Bank and Local Authority risk weights based on borrower's external rating

National Discretion
Under the Standard Approach and at the discretion of the Bank's and respective Local Authority's regulator, Public Authority can be weighted as their sovereign

Internal Ratings Based: Foundation
Regulator sets Maturity, LGD and EAD, Bank supplies its own PD values

Internal Ratings Based: Advanced
Bank sets its own Maturity, LGD, EAD, and PD values

Basel II Impact

Basel II Quantitative Impact Study

Total Risk Weighted Assets (RWA) year end 2004: € 16.3 bln



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Balance Sheet by Solvency Ratio %
60
50
40
30
20
10
0
Risk Weighted Asset EUR bln
Basel I
Basel II: Standard 1 without National Discretion
Basel II: IRB Foundation without Expected Loss
Basel II: IRB Advanced without Expected Loss
0%
<=20%
<=50%
<=100%
100%+
Wtg

- Risk-weighted assets moves to approx. a third of current levels, mainly due to favourable treatment of developed sovereigns and developed local authority direct and supported obligations

Source: DEPFA December 2004, Book-value

Basel II Impact

Sovereign Risk Weightings

External Rating	Basel I				Basel II				
	Zone				Standard Approach			IRB	
	A		B		Option 1	Option 2	National Exemption	Foundation	Advanced
AAA	USA	0%	Singapore	100%	0%		0%	0%	
AA	Italy		Chile*		0%			0%	
A	Japan*		Qatar		20%			0%	
BBB	Poland		Russia		50%			0%	
BB	N/A		Romania		100%			66%	
B	Turkey		Brazil		100%			89%	
Under B	N/A		Argentina		150%			91%	
Unrated	N/A		Algeria		100%			N/A	

Zone A sovereigns, which currently benefit from a uniform BIS 0%, could move to a diverse range under Basel II. For example, the Czech Republic (Rated A1) would move from BIS 0% to 20% while current Zone B member, Botswana (Rated A2) would move from 100% to 20%. Most extreme would be Turkey (Rated B2), which as a Zone A member is currently 0% weighted but under Basel II would be 100%.

All National Regulators have an option to apply preferential weightings to domestic currency sovereign transactions, however for DEPFA to apply any such option IFSRA must also consent. Although we have yet to receive any guidance from IFSRA on their position regarding lower sovereign weightings, it is likely that in relation to EU members such consent will be forthcoming.

Given the low default history of investment grade sovereigns the risk weighting remains low under IRB approach.

Source: DEPFA assuming 10yr maturity
** Domestic Currency rating*

DEPFA BANK

DEPFA BANK´s net profit in Q3 set to fulfil full year 2005 target

Ad hoc statement according to §15 German securities law

Dublin/Frankfurt, 2 November 2005

DEPFA BANK plc released its third quarter results 2005 today. With a net profit of € 130 m in the third quarter and € 376 m in the first nine months DEPFA is on course to achieve a total net profit above the € 500 m mark for fiscal year 2005. Total revenues in the third quarter of 2005 reached € 222 m, up 11%. Net interest income amounted to € 97 m, net commission income stood at € 16 m and income from sale of assets amounted to € 93 m. The trading result stood at € 16 m and new business volumes reached € 20 bn. Administrative expenditure increased by 32% year-on-year to € 54 m. The cost income ratio stands at 24.3%. DEPFA has been in active discussions with Moody's and S&P over the past 12 months in relation to the bank´s plans to enter the Financial Guaranty Business. The goal to achieve triple A ratings for this business was based on the clear focus of DEPFA's business model, its triple A rated covered bond programs and the low risk profile of the bank overall. However, preliminary feedback received from the rating agencies indicates that adjustments to the business model will be required to achieve the desired rating. In light of this situation, DEPFA BANK puts its plans for the Financial Guaranty business on hold for the time being.

Group figures in the third quarter of 2005

	Q3 2005 EUR m	Q3 2004 EUR m	Change
Extended net interest income	97	110	-11.8%
Net commission income	16	14	14.3%
Trading result	16	3	
Income from sale of assets	93	73	27.4%
Total revenues	222	200	11.0%
Administrative expenditure	-54	-41	31.7%
Income before taxes	168	154	9.1%
Group net income	130	129	0.8%
Cost/income ratio	24.3%	20.5%	